SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of November 2009

Commission File Number 001-33692

China Digital TV Holding Co., Ltd.
(Translation of registrant’s name into English)

Jingmeng High-Tech Building B, 4th Floor
No. 5 Shangdi East Road
Haidian District, Beijing 100085
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No  ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________.)

EXHIBITS

Exhibit Number		Page

99.1	Press release, dated November 10, 2009	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA DIGITAL TV HOLDING CO., LTD.

Date: November 10, 2009	By:	/s/ Liang XU
Name: Liang XU
Title: Chief Financial Officer

China Digital TV Announces Unaudited Third Quarter 2009 Results

BEIJING, China, November 10, 2009 — China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access (“CA”) systems to China’s expanding digital television market, announced today its unaudited financial results for the quarter ended September 30, 2009.

Highlights for the Third Quarter 2009

●
China Digital TV shipped approximately 1.96 million smart cards during the third quarter, compared to 2.21 million and 2.13 million smart cards shipped in the third quarter of 2008 and in the second quarter of 2009, respectively.

●	According to market data collected by the Company, China Digital TV entered into 9 out of a total of 15 new contracts to install CA systems in China in the third quarter of 2009.

●
Net revenues in the third quarter were US$12.1 million, a 28.2% decrease from the corresponding period in 2008 and a 17.1% decrease from the second quarter of 2009, which were within the Company's revenue guidance.

●	Diluted earnings per American depositary share (“ADS”) (one ADS representing one ordinary share) in the third quarter of 2009 were US$0.08.

“As expected, the third quarter continued to be a challenging period for CA card shipments. Cable operators continued to postpone digital migration projects as they have been waiting for more clarity regarding potential consolidation of the Chinese cable television industry and television subscription fee adjustments in certain regions,” said Mr. Jianhua Zhu, China Digital TV’s chairman and chief executive officer. “While we do not anticipate any immediate growth catalysts in our industry, we are confident that China Digital TV will maintain strong market share and win new contracts.”

Mr. Zhu noted that about two thirds of China’s cable TV subscribers are still awaiting digitalization.

“As one of the leading players in China’s digital television industry, China Digital TV's deep market insight, technology knowhow and ability to provide flexible solutions, position us well to understand the evolving needs of Chinese television viewers. Looking forward, in addition to providing value-added services to television viewers through cooperation with cable TV operators, we will continue exploring ways to directly address consumer’s needs to capture opportunities in this market,” Mr. Zhu continued.

Mr. Mason Xu, chief financial officer of China Digital TV said, “The decrease in average selling price of our smart cards continued in the third quarter due to ongoing competitive pressures. As the migration of TV digitalization progresses from larger cities to smaller cities and counties, where the cable operators are generally more price sensitive, we expect to make pricing concessions in order to win new customers.”

“Operational expenses remained stable during the third quarter,” added Mr. Xu. “We continued to manage costs prudently while expanding our research & development team for value-added services. With a strong balance sheet and a profitable business, we are in a strong position to continue investing for long-term growth.”

Third Quarter 2009 Results

(Note: Unless otherwise stated, all financial statement measures presented in this press release are based on generally accepted accounting principle in the United States (“U.S. GAAP”).)

In the third quarter of 2009, net revenues were US$12.1 million, a decrease of 28.2% from the third quarter of 2008 and a decrease of 17.1% from the second quarter of 2009. The year-over-year decrease in net revenues was primarily due to a decrease in revenues from smart card sales. The quarter-over-quarter decrease was largely due to decreases in both smart card sales and revenues from services.

Revenue Breakdown
	For the three months ended
	September 30,	June 30,	September 30,
	2009	2009	2008
	(in U.S. dollars, in thousands)
Products：
Smart Cards	$10,524	$12,593	$15,050
Set-top boxes and others	60	10	49
Subtotal	10,584	12,603	15,099
Services：
Head-end system integration	909	1,361	814
Head-end system development	113	103	221
Licensing income	285	319	689
Royalty income	130	209	154
Other service (1)	150	85	-
Subtotal	1,587	2,077	1,878
Total revenues	$12,171	$14,680	$16,977

(1) Other service represents digital TV-based advertising business

Revenues from smart cards and related products were US$10.6 million in the third quarter of 2009, a decrease of 29.9% from the corresponding period in 2008 and a decrease of 16.0% from the second quarter of 2009. Sales of smart cards and related products accounted for 87.0% of total revenues for the quarter, slightly up from 85.9% in the second quarter of 2009. The year-over-year and quarter-over-quarter decreases were primarily due to decreases in both shipment volume and the ASP of smart cards.

Revenues from the top five customers accounted for 33.3% of total revenues in the third quarter of 2009, compared to 33.4% in the second quarter of 2009.

Revenues from services were US$1.6 million in the third quarter of 2009, a decrease of 15.5% from the corresponding period in 2008 and a decrease of 23.6% from the second quarter of 2009. Service revenues accounted for 13.0% of total revenues for the quarter. The year-over-year decrease was primarily due to a 58.6% decrease in licensing revenues as demand for such service weakened during that period. The quarter-over-quarter decrease was primarily due to decreases in head-end system integration and royalty revenues.

Gross profit in the third quarter of 2009 was US$8.9 million, a decrease of 35.3% from the corresponding period in 2008 and a decrease of 17.3% from the second quarter of 2009. Gross margin was 73.8% in the third quarter of 2009, compared to 81.8% in the corresponding period in 2008 and 74.0% in the second quarter of 2009. The year-over-year decline in gross margin was mainly due to a decrease in the ASP and an increase in non-chip cost of smart cards. Gross margin for the third quarter remained stable from the second quarter primarily due to the impact of a lower ASP being largely offset by improving profitability in the system integration business.

In the third quarter of 2009, the ASP for smart cards decreased by 7.8% compared to the second quarter of 2009. The unit cost of smart cards increased by 8.4% compared to the second quarter of 2009 due to increase in non-chip cost of smart cards.

Operating expenses in the third quarter of 2009 were US$5.0 million, a decrease of 8.5% from the third quarter of 2008 and a decrease of 1.4% from the second quarter of 2009.

●           Research and development expenses in the third quarter were US$2.2 million, an increase of 12.6% from the corresponding period in 2008 and an increase of 0.4% from the second quarter of 2009. The year-over-year increase was mainly due to increases in both the number of research & development staff and travelling expenses. The flat quarter-over-quarter expenses largely reflected the increase in number of R&D staff being offset by lower average salaries.

●           Sales and marketing expenses in the third quarter were US$1.8 million, a decrease of 13.7% from the corresponding period in 2008 and an increase of 1.8% from the second quarter of 2009. The year-over-year decrease was mainly due to decrease in marketing activities in third quarter of 2009. The slight quarter-over-quarter increase was primarily due to higher compensation costs for sales and marketing staff, which was largely offset by lower expenses for marketing activities.

●           General and administrative expenses in the third quarter were US$1.0 million, a decrease of 29.8% from the corresponding period in 2008 and a decrease of 9.7% from the second quarter of 2009. The year-over-year decrease was mainly due to a decrease in professional service fees. The quarter-over-quarter decease was mainly due to a decrease in bad debt expense.

Income from operations in the third quarter was US$3.9 million, a 52.8% decrease from the corresponding period in 2008 and a 31.4% decrease from the second quarter of 2009.

Operating margin, defined as income from operations divided by net revenues, in the third quarter of 2009 was 32.5%, compared to 49.4% in the corresponding period in 2008 and 39.3% in the second quarter of 2009.

Income tax expenses in the third quarter of 2009 were US$0.3 million, a decrease of 83.8% from the corresponding period in 2008 and a decrease of 27.9% from the second quarter of 2009. For year 2009, the Company expects to be subject to a 7.5% preferential tax rate under relevant PRC tax regulations.

Net income attributable to China Digital TV in the third quarter of 2009 was US$4.9 million, a decrease of 39.9% from the corresponding period in 2008 and a decrease of 27.5% from the second quarter of 2009.

Non-GAAP net income attributable to China Digital TV, defined as net income excluding certain non-cash expenses, i.e., share-based compensation expenses and amortization of acquired intangible assets relating to business acquisitions, in the third quarter of 2009 was US$ 5.5 million, a decrease of 35.0% from the corresponding period in 2008 and a decrease of 24.6% from the second quarter of 2009.

As of September 30, 2009, China Digital TV had cash and cash equivalents, restricted cash，deposits with maturity over three months and short-term investments totaling US$224.7 million. In the third quarter of 2009, cash flow from operations was approximately US$2.1 million.

Business Outlook

Based on information available as of November 10, 2009, China Digital TV expects smart card shipments for the fourth quarter of 2009 to be in the range of 2.2 million to 2.4 million. Net revenues for the fourth quarter of 2009 are expected to be in the range of US$12.5 million to US$13.6 million, representing a year-over-year decrease in the range of 25% to 19%.

Conference Call Information

The Company will hold an earnings conference call at 7:00 p.m., Eastern Standard Time, on November 10, 2009 (8:00 a.m. on November 11, Beijing/Hong Kong Time).

Conference Call Dial-in Information

United States Toll Free:              +1-800-884-5695
International:            +1-617-786-2960
Hong Kong:             +852-3002-1672
China Toll Free:         +10-800-130-0399

Passcode:  China Digital TV Earnings Call

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the call will be available for one week between 10:00 p.m. on November 10, 2009 and 10:00 p.m. on November 17, 2009 Eastern Standard Time.

Replay Information

United States:	+1-888-286-8010
International:	+1-617-801-6888

Passcode:	18185110

Additionally, a live and archived webcast of this conference call will be accessible through the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the fourth quarter of 2009 and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which are as of the date of this press release only.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems to China’s expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of its affiliate.

For more information please visit the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn. The information contained in that website is not a part of this announcement.

For investor and media inquiries, please contact:

In China:

Eric Yuan
China Digital TV
Tel:   +86.10.8279.0021
Email: ir@chinadtv.cn

Cynthia He
Brunswick Group LLC
Tel:   +86.10.6566.2256
Email:  che@brunswickgroup.com

In the US:

Kate Tellier
Brunswick Group LLC
Tel:   +1.212.706.7879
Email: ktellier@brunswickgroup.com

China Digital TV Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

( in U.S. dollars in thousands, except share data )

	For the three months ended
	September 30,	June 30,	September 30,
	2009	2009	2008
			As adjusted [1]
Revenues:
Products	$10,584	$12,603	$15,099
Services	1,587	2,077	1,878
Total revenues	12,171	14,680	16,977
Business taxes	(65)	(84)	(115)
Net revenues	12,106	14,596	16,862

Cost of Revenues:
Products	(2,347)	(2,319)	(2,295)
Services	(825)	(1,470)	(766)
Total Cost of Revenues	(3,172)	(3,789)	(3,061)
Gross Profit	8,934	10,807	13,801

Operating expenses:
Research and development expenses	(2,200)	(2,192)	(1,953)
Sales and marketing expenses	(1,782)	(1,751)	(2,064)
General and administrative expenses	(1,019)	(1,128)	(1,451)
Total Operating Expenses	(5,001)	(5,071)	(5,468)

Income from operations	3,933	5,736	8,333

Interest income	1,357	1,590	2,377
Other expense	(48)	(43)	(450)
Income before income tax	5,242	7,283	10,260
Income tax benefits / (expenses)
Income tax-current	(371)	(484)	(2,547)
Income tax-deferred	41	26	504
Net income before net income/ (loss) from equity investments	4,912	6,825	8,217
Net income/ (loss) from equity investments	34	(6)	6
Net income	4,946	6,819	8,223
Less：Net income/ (loss) attributable to noncontrolling interest	(3)	(6)	(8)
Net Income attributable to China Digital TV Holding Co.，Ltd	$4,949	$6,825	$8,231

Net income per share:
Basic ordinary shares	$0.09	$0.12	$0.14
Diluted ordinary shares	$0.08	$0.12	$0.14

Weighted average shares used in computation:
Basic ordinary shares	57,941,513	57,616,550	57,643,602
Diluted ordinary shares	58,724,875	58,466,825	60,627,807

China Digital TV Holding Co., Ltd.
Unaudited Condensed Consolidated Balance Sheets
( in U.S. dollars in thousands )

	September 30,	December 31,
	2009	2008
		As adjusted [1]
ASSETS
Current assets:
Cash and cash equivalents	$138,902	$202,947
Restricted cash	16	24
Bank deposit maturing over three months	64,018	68,887
Short-term investment	21,720	-
Notes receivable	2,118	1,649
Accounts receivable, net	13,473	10,860
Inventories	5,480	4,014
Prepaid expenses and other current assets	4,130	3,974
Deferred costs-current	289	326
Deferred income taxes – current	276	201
Total current assets	250,422	292,882
Property and equipment, net	2,415	1,880
Intangible assets, net	1,368	1,854
Goodwill	499	499
Long-term investments-equity method investments	1,022	437
Long-term investments-held to maturity securities	1,201	-
Deferred costs-non-current	218	338
Deferred income taxes - non-current	105	86
Total assets	257,250	297,976

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	1,075	1,103
Accrued expenses and other current liabilities	5,765	7,888
Deferred revenue - current	3,188	3,704
Payable to shareholders	-	57,210
Income tax payable	-	1,088
Total current liabilities	10,028	70,993
Deferred revenue - non-current	684	957
Deferred income taxes - non-current	-	-
Total Liabilities	10,712	71,950

Equity:
Shareholders' equity：
Ordinary shares	29	29
Additional paid-in capital	157,474	154,643
Statutory reserve	10,184	10,184
Accumulated profit	72,244	52,910
Accumulated other comprehensive income	6,607	6,696
Total shareholders' equity	246,538	224,462
Noncontrolling interest	-	1,564
Total shareholders’ equity	246,538	226,026

TOTAL LIABILITIES AND EQUITY	$257,250	$297,976

1 Amount in relation to noncontrolling interest, formerly named minority interest, is reclassified in accordance with FASB Statement No. 160, Noncontrolling Interest, which was adopted by the Company on January 1, 2009.

Reconciliation of Non-GAAP Measures

Non-GAAP net income attributable to China Digital TV excludes certain non-cash expenses, i.e., share-based compensation expenses and amortization of acquired intangible assets relating to business acquisitions. The Company believes that these financial measures provide meaningful supplemental information regarding the Company’s performance and liquidity by excluding certain non-cash expenses that may not be indicative of its operating performance from a cash-flow perspective. The Company believes that both management and investors benefit from referring to this additional information in assessing the Company’s performance and when planning and forecasting future periods.

	For the three months ended
	September 30,	June 30,	September 30,
	2009	2009	2008
	(in U.S. dollars, in thousands)
Net Income attributable to China Digital TV - GAAP	$4,949	$6,825	$8,231
Share-based compensation	479	405	116
Amortization of acquired intangible assets related to business acquisitions	96	97	155
Net Income attributable to China Digital TV- Non-GAAP	$5,524	$7,327	$8,502